UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Date : January 31, 2007	By	/S/ Junichiro Otsuda
Junichiro Otsuda
Chief Manager
Corporate Administration Division

Consolidated Financial Information

<consistent with Japanese GAAP>

for the nine months ended December 31, 2006

Date:	January 31, 2007
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager - Financial Planning Division / Financial Accounting Office
(Phone) +81-3-5252-8650
Trading accounts:	Established
Audit firm participation:	None

1. Notes to consolidated financial information

(1)	Adoption of simplified accounting method:

Allowance for loan losses and some other items are stated partially under simplified accounting methods.

Allowance for loan losses is stated based on the following:

-	For some of the claims to borrowers whose internal credit ratings were not changed since the previous interim fiscal year end, allowance is calculated based on the loan loss ratios applied to the borrower in the previous interim settlement.

-	For some of the claims to borrowers whose internal credit ratings were changed since the previous interim fiscal year end, allowance is calculated based on the loan loss ratios used in the previous interim settlement correlated to internal credit ratings of the borrowers as of December 31, 2006.

-	Some items on assets, which are not material, are stated by estimation based on actual amounts as of the previous interim fiscal year end.

(2)	Change in accounting policies:

Please refer to the footnote to the section entitled “2. Consolidated Statement of Income” on page 5.

(3)	Change in scope of consolidation and application of the equity method:

Consolidated subsidiaries:	Newly included:	25	Excluded:	20
Affiliated companies accounted for under the equity method:	Newly included:	5	Excluded:	3

2. Consolidated financial data for the nine months ended December 31, 2006

(1)	Operating results

The operating results for the nine months ended December 31, 2005 include consolidated results of former Mitsubishi Tokyo Financial Group, Inc. (from April 2005 to September 2005) and consolidated results of Mitsubishi UFJ Financial Group, Inc.(from October 2005 to December 2005).

The operating results for the fiscal year ended March 31, 2006 include consolidated results of former Mitsubishi Tokyo Financial Group, Inc. (from April 2005 to September 2005) and consolidated results of Mitsubishi UFJ Financial Group, Inc. (from October 2005 to March 2006).

	(in millions of yen except per share data and percentages)
	For the nine months ended December 31,		(Reference) For the fiscal year ended March 31, 2006
	2006	2005
Ordinary income	4,308,950	2,756,504	4,293,950
	56.3%	46.7%	—

Ordinary profit	963,979	740,382	1,078,061
	30.2%	57.5%	—

Net income	690,550	615,371	770,719
	12.2%	116.5%	—

Net income per share (yen)	68,333.70	79,982.85	93,263.16

Net income per diluted share (yen)	67,286.85	77,457.43	89,842.27

(Reference) Former UFJ Holdings, Inc.

For the six months ended September 30, 2005
Ordinary income	1,113,760
Ordinary profit	355,247
Net income	411,057
Net income per share (yen)	79,851.45
Net income per diluted share (yen)	57,075.34

Notes:

1.	Percentages for the nine months ended December 31, 2006 represent rate of changes from the consolidated results for the nine months ended December 31, 2005.

2.	Percentages for the nine months ended December 31, 2005 represent rate of changes from the consolidated results of former Mitsubishi Tokyo Financial Group, Inc. for the nine months ended December 31, 2004.

Qualitative information related to the consolidated operating results:

With respect to the economic environment between April and December 2006, overseas economies generally remained firm as seen in China’s continued strong growth centering on capital investment and exports despite the slowdown of the United States economy. In Japan, while the momentum slightly weakened towards the year-end, rising exports and capital investment coupled with solid corporate earnings is gradually leading to improvement in employment and income conditions, and the economy as a whole continued to enjoy a well-balanced growth. Consumer prices have turned to a modest upward trend.

In the financial environment, the U.S. federal funds target rate has been raised to 5.25 percent, and the European Central Bank raised its key policy rate to 3.5 percent in the euro-zone. The Bank of Japan’s termination of the zero-interest rate policy in July has led to slightly increased upward pressure on Japan’s short-term market interest rates. In the long-term interest rate market, the yield on ten-year Japanese government bonds rose in May due to speculations of an early rate hike by the Bank of Japan, but long-term interest rates have basically followed a downward trend after the zero-interest rate policy was lifted, albeit with some fluctuation. In the foreign exchange market, the yen weakened against the dollar on the back of interest rate gaps between the United States and Japan.

Amidst this economic environment, consolidated ordinary income for the nine months ended December 31, 2006 was ¥4,308.9 billion, an increase of 56.3% compared to the previous nine months ended December 31, 2005. Consolidated net ordinary profit was ¥963.9 billion and consolidated net income was ¥690.5 billion for the nine months ended December 31, 2006, an increase of 30.2% and 12.2%, respectively, compared to the previous nine months ended December 31, 2005.

1

(2)	Financial conditions

	(in millions of yen except per share data and percentages)
	As of December 31,		(Reference) As of March 31, 2006
	2006	2005
Total assets	191,355,513	194,595,894	187,046,793
Total net assets (*1)	10,090,525	6,994,462	7,727,837
Net assets ratio (*1)(*2)	4.2%	3.5%	4.1%

Total net assets per share (yen) (*1)	760,975.97	598,847.23	692,792.39

Notes:

1.	As a result of the new Japanese Corporate Code becoming effective, “Total net assets”, “Net assets ratio” and “Total net assets per share” have been used as new financial measures starting this fiscal year (Those figures as of December 31, 2005 and March 31, 2006 are stated using old measures). “Total net assets” is modified from “Shareholders’ equity” and “Shareholders’ equity” was 8,185,269 million yen as of December 31, 2006. “Net assets ratio” and “Total net assets per share” are modified from “Shareholders’ equity ratio” and “Shareholders’ equity per share”, respectively.

These modifications do not have a significant impact on consolidated financial statements.

Please refer to the next page for formulas for calculating these new financial measures.

2.	Please refer to page 8 of Selected Financial Information for “Risk-Adjusted Capital Ratio Based on the BIS Standards”.

Qualitative information related to the consolidated financial conditions:

Total assets increased by ¥4,308.7 billion from March 31, 2006 to ¥191,355.5 billion at December 31, 2006 (a decrease of ¥3,240.3 billion from December 31, 2005), and total net assets increased by ¥264.1 billion to ¥10,090.5 billion compared to the aggregate amount of minority interest and shareholders’ equity at March 31, 2006 (an increase of ¥1,477.3 billion compared to the aggregate amount of minority interest and shareholders’ equity at December 31, 2005).

Major factors affecting the change in total net assets were the increase in retained earnings of ¥585.0 billion, the recording of net deferred losses on hedging instruments of ¥75.0 billion, the increase in treasury stock of ¥227.1 billion due to the repayment of public funds etc, and the increase in net unrealized gains on securities available for sale of ¥87.2 billion mainly due to the increase in valuation differences of stock.

As to the balances of major accounting items, with regards to assets, investment securities increased by ¥472.9 billion from March 31, 2006 to ¥48,981.9 billion at December 31, 2006 (a decrease of ¥2,274.7 billion from December 31, 2005). Loans and bills discounted increased by ¥1,258.8 billion from March 31, 2006 to ¥87,021.9 billion at December 31, 2006 (an increase of ¥200.7 billion from December 31, 2005). With regards to liabilities, deposits decreased by ¥2,729.2 billion from March 31, 2006 to ¥116,258.8 billion at December 31, 2006 (a decrease of ¥1,051.2 billion from December 31, 2005).

(Reference)

Earnings forecast for the fiscal year ending March 31, 2007

	(in millions of yen)
	Ordinary income	Ordinary profit	Net income
Forecast	5,800,000	1,500,000	870,000

Forecasted net income per share for the year ending March 31, 2007 (yen): 85,315.56

Qualitative information related to the earnings forecast:

There are no changes to our earnings forecast issued on November 20, 2006 for the fiscal year ending March 31, 2007.

This financial summary report and the accompanying financial highlights contain forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from the actual result. For the main matters that may be currently forecast, please see the financial highlights, the Annual Securities Report, Disclosure Book, and Annual Report, and other current disclosures that the company has announced.

2

(Reference)

Formulas for computing ratios for the nine months ended December 31, 2006 are as follows.

 Net income per share

Net income - Amount not available to common shareholders*[1]
Average outstanding shares of common stock during this period*2

‚ Net income per diluted share

Net income - Amount not available to common shareholders*1 + Adjustments in net income
Average outstanding shares of common stock during this period*2 + Possible conversions from convertible instruments to common stock

ƒ Net assets ratio (As of December 31, 2006)

Total net assets - Subscription rights to shares - Minority interests	× 100
Total assets

Shareholders’ equity ratio (As of December 31, 2005 and as of March 31, 2006)

Total shareholders’ equity	× 100
Total assets

„ Total net assets per share (As of December 31, 2006)

Total net assets - Preferred stock and others*3
Outstanding shares of common stock as of December 31, 2006*2

Shareholders’ equity per share (As of December 31, 2005 and as of March 31, 2006)

Total shareholders’ equity - Preferred stock and others*4
Outstanding shares of common stock at the end of this period*2

Formula for computing forecasted earning ratio for the fiscal year ending March 31, 2007 is as follows.

Forecasted net income per share

Forecasted net income - Forecasted total dividends on preferred stock
Outstanding shares of common stock as of December 31, 2006*2

*1	equivalent to dividends on preferred stock and others
*2	excluding treasury stock
*3	amount of preferred stock issued, equivalent to dividends on preferred stock, subscription rights to shares, minority interests and others
*4	amount of preferred stock issued, equivalent to dividends on preferred stock and others

3

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Balance Sheet

(in millions of yen)	As of December 31, 2006 (A)	As of March 31, 2006 (B)	(A)-(B)	(Reference) As of December 31, 2005
Assets:
Cash and due from banks	9,489,039	12,347,561	(2,858,522)	16,729,714
Call loans and bills bought	1,463,814	2,467,717	(1,003,903)	1,656,580
Receivables under resale agreements	4,874,350	1,077,911	3,796,438	1,123,765
Receivables under securities borrowing transactions	4,566,512	5,425,527	(859,015)	3,934,683
Commercial paper and other debt purchased	3,971,315	2,675,007	1,296,308	3,019,795
Trading assets	10,688,568	10,070,779	617,788	9,687,575
Money held in trust	421,329	410,545	10,783	441,133
Investment securities	48,981,969	48,508,977	472,992	51,256,704
Allowance for losses on investment securities	(21,707)	(26,663)	4,956	(1,734)
Loans and bills discounted	87,021,954	85,763,106	1,258,847	86,821,169
Foreign exchanges	1,331,265	1,267,808	63,457	1,409,006
Other assets	6,038,917	6,517,435	(478,518)	6,407,557
Tangible fixed assets	1,694,358	—	1,694,358	—
Intangible fixed assets	695,516	—	695,516	—
Premises and equipment	—	1,517,892	(1,517,892)	1,522,442
Deferred tax assets	433,460	705,140	(271,679)	855,128
Goodwill	—	145,250	(145,250)	148,052
Customers’ liabilities for acceptances and guarantees	10,803,737	9,533,542	1,270,194	11,256,661
Allowance for loan losses	(1,098,887)	(1,360,745)	261,858	(1,672,343)

Total assets	191,355,513	187,046,793	4,308,719	194,595,894

Liabilities:
Deposits	116,258,812	118,988,093	(2,729,281)	117,310,018
Negotiable certificates of deposit	6,970,849	6,586,425	384,423	8,048,314
Call money and bills sold	2,868,357	9,428,846	(6,560,488)	14,580,776
Payables under repurchase agreements	9,309,803	4,885,491	4,424,311	6,252,208
Payables under securities lending transactions	5,625,710	4,339,568	1,286,142	3,545,019
Commercial paper	603,291	309,384	293,906	370,519
Trading liabilities	5,325,653	4,361,905	963,747	3,798,384
Borrowed money	7,099,360	2,974,031	4,125,328	2,885,336
Foreign exchanges	829,540	1,312,568	(483,028)	1,570,582
Short-term corporate bonds	462,600	490,700	(28,100)	669,100
Bonds and notes	6,568,587	6,634,559	(65,971)	6,662,059
Bonds with subscription rights to shares	49,673	49,165	508	49,165
Due to trust accounts	1,878,555	2,429,068	(550,513)	3,350,072
Other liabilities	6,068,952	4,469,097	1,599,854	5,027,827
Reserve for employees’ bonuses	15,871	50,857	(34,985)	12,812
Reserve for directors’ bonuses	173	—	173	—
Reserve for employees’ retirement benefits	69,439	82,239	(12,799)	93,734
Reserve for expenses related to EXPO 2005 Japan	—	—	—	300
Reserves for contingencies	122,802	—	122,802	—
Reserves under special laws	2,184	2,058	125	2,199
Deferred tax liabilities	121,840	81,963	39,876	285,618
Deferred tax liabilities for land revaluation	209,191	210,875	(1,684)	212,045
Acceptances and guarantees	10,803,737	9,533,542	1,270,194	11,256,661

Total liabilities	181,264,987	177,220,444	4,044,542	185,982,756

Net assets:
Capital stock	1,383,052	—	1,383,052	—
Capital surplus	1,916,306	—	1,916,306	—
Retained earnings	3,911,026	—	3,911,026	—
Treasury stock	(1,001,081)	—	(1,001,081)	—
Total shareholders’ equity	6,209,304	—	6,209,304	—
Net unrealized gains (losses) on securities available for sale, net of taxes	1,856,745	—	1,856,745	—
Net deferred gains (losses) on hedging instruments, net of taxes	(75,078)	—	(75,078)	—
Land revaluation excess, net of taxes	148,492	—	148,492	—
Foreign currency translation adjustments	(29,273)	—	(29,273)	—
Total valuation and translation adjustments	1,900,887	—	1,900,887	—
Subscription rights to shares	0	—	0	—
Minority interests	1,980,334	—	1,980,334	—

Total net assets	10,090,525	—	10,090,525	—

Total liabilities and net assets	191,355,513	—	191,355,513	—

Minority interests	—	2,098,512	(2,098,512)	1,618,675

Shareholders’ equity:
Capital stock	—	1,383,052	(1,383,052)	1,383,052
Capital surplus	—	1,915,855	(1,915,855)	1,658,088
Retained earnings	—	3,325,980	(3,325,980)	2,809,037
Land revaluation excess, net of taxes	—	149,534	(149,534)	148,099
Net unrealized gains (losses) on securities available for sale, net of taxes	—	1,769,525	(1,769,525)	1,634,903
Foreign currency translation adjustments	—	(42,168)	42,168	(77,962)
Treasury stock	—	(773,941)	773,941	(560,756)

Total shareholders’ equity	—	7,727,837	(7,727,837)	6,994,462

Total liabilities, minority interests and shareholders’ equity	—	187,046,793	(187,046,793)	194,595,894

4

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Statement of Income

The following operating results for the nine months ended December 31, 2005 include the consolidated results of former Mitsubishi Tokyo Financial Group, Inc. (from April 2005 to September 2005) and the consolidated results of Mitsubishi UFJ Financial Group, Inc. (from October 2005 to December 2005). The operating results for the fiscal year ended March 31, 2006 include the consolidated results of former Mitsubishi Tokyo Financial Group, Inc. (from April 2005 to September 2005) and the consolidated results of Mitsubishi UFJ Financial Group, Inc. (from October 2005 to March 2006).

(in millions of yen)	For the nine months ended December 31, 2006 (A)	For the nine months ended December 31, 2005 (B)	(Reference) Former UFJ Holdings, Inc. For the six months ended September 30, 2005	(A)-(B)	(Reference) For the fiscal year ended March 31, 2006
Ordinary income	4,308,950	2,756,504	1,113,760	1,552,445	4,293,950

Interest income:	2,521,091	1,543,411	527,806	977,680	2,365,923
(Interest on loans and discounts)	1,564,321	927,777	347,365	636,544	1,411,124
(Interest and dividends on securities)	522,897	341,633	97,462	181,264	598,194
Trust fees	113,120	60,541	23,721	52,578	122,898
Fees and commissions	962,578	631,264	255,301	331,314	1,000,853
Trading profits	207,911	70,448	23,045	137,462	148,524
Other business income	255,526	339,160	212,931	(83,633)	391,226
Other ordinary income	248,720	111,677	70,953	137,042	264,524

Ordinary expenses:	3,344,970	2,016,122	758,513	1,328,847	3,215,888

Interest expense:	1,143,460	589,946	154,085	553,513	884,422
(Interest on deposits)	524,102	280,220	50,798	243,881	414,861
Fees and commissions	122,648	69,119	39,389	53,529	117,058
Trading expenses	—	—	8,881	—	1,113
Other business expenses	109,139	119,322	89,513	(10,183)	170,456
General and administrative expenses	1,558,900	1,083,174	379,140	475,725	1,663,458
Other ordinary expenses	410,821	154,559	87,503	256,262	379,380

Ordinary profit	963,979	740,382	355,247	223,597	1,078,061

Extraordinary gains	244,636	207,380	301,474	37,256	451,571
Extraordinary losses	58,377	9,115	90,257	49,262	28,535

Income before income taxes and others	1,150,238	938,646	566,463	211,592	1,501,097

Income taxes - current	87,632	64,198	32,011	23,434	108,982
Income taxes - deferred	301,876	204,760	120,387	97,116	525,011
Minority interests	70,178	54,316	3,006	15,862	96,383

Net income	690,550	615,371	411,057	75,179	770,719

Note:

As for trust fees of our domestic trust banking subsidiaries, the timing of revenue recognition has been changed starting from this fiscal year. In the previous fiscal periods, in principle, the fees had been recognized as revenue at the end of calculation period of the trust contracts. Starting from this fiscal year, in order to more appropriately account for profits and losses on an accrual basis in accordance with the recent improvement of information disclosure system, fees have been recognized as revenue on an accrual basis based on the elapse of calculation period of trust contracts except for trust fees whose calculation methods were not based on calculation period of trust contracts or balance of entrusted assets. This change became available by the development of the calculation system of the subsidiaries in this fiscal year, which made possible to adopt the accrual based accounting of the fees based on calculation period of trust contracts or balance of entrusted assets.

This change results in a 28,537 million yen increase in “Ordinary income”, “Ordinary profit” and “Income before income taxes and others” respectively, compared to the previous revenue recognition method.

5

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Statement of Changes in Net Assets

For the nine months ended December 31, 2006

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance as of March 31, 2006	1,383,052	1,915,855	3,325,980	(773,941)	5,850,946
Changes during the period
Dividends from surplus			(103,150)		(103,150)
Bonuses to directors			(163)		(163)
Net income			690,550		690,550
Acquisition of treasury stock				(291,513)	(291,513)
Disposal of treasury stock		456		64,372	64,829
Reversal of land revaluation excess			1,100		1,100
Decrease in consolidated subsidiaries			(16)		(16)
Decrease in affiliated companies accounted for under the equity method			(2,003)		(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standards			(1,270)		(1,270)
other		(4)			(4)
Net changes other than shareholders’ equity

Total changes during this period	—	451	585,046	(227,140)	358,358

Balance as of December 31, 2006	1,383,052	1,916,306	3,911,026	(1,001,081)	6,209,304

	(in millions of yen)
	Valuation and translation adjustments					Subscription rights to shares	Minority interests	Total net assets
	Net unrealized gains on securities available for sale, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Foreign currency translation adjustments	Total
Balance as of March 31, 2006	1,769,525	—	149,534	(42,168)	1,876,891	0	2,098,512	9,826,349

Changes during the period
Dividends from surplus								(103,150)
Bonuses to directors								(163)
Net income								690,550
Acquisition of treasury stock								(291,513)
Disposal of treasury stock								64,829
Reversal of land revaluation excess								1,100
Decrease in consolidated subsidiaries								(16)
Decrease in affiliated companies accounted for under the equity method								(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standards								(1,270)
other								(4)
Net changes other than shareholders’ equity	87,220	(75,078)	(1,041)	12,895	23,995	—	(118,177)	(94,181)

Total changes during this period	87,220	(75,078)	(1,041)	12,895	23,995	—	(118,177)	264,176

Balance as of December 31, 2006	1,856,745	(75,078)	148,492	(29,273)	1,900,887	0	1,980,334	10,090,525

Note: Total net assets as of March 31,2006 includes Subscription rights to shares and Minority interests.

6

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

4. Statement of Trust Assets and Liabilities

Includes Trust Assets under Service-Shared Co-Trusteeship

(in millions of yen)	As of December 31, 2006 (A)	As of March 31, 2006 (B)	(A) - (B)	(Reference) As of December 31, 2005
Assets:
Loans and bills discounted	332,324	350,037	(17,713)	374,548
Securities	50,777,948	49,971,674	806,274	40,378,270
Beneficiary rights to the trust	25,176,051	24,690,554	485,496	25,405,373
Securities held in custody accounts	1,426,191	1,129,454	296,737	1,089,652
Money claims	12,223,635	11,398,024	825,610	10,148,905
Premises and equipment	7,269,109	6,363,329	905,780	5,932,186
Surface rights	18,405	17,805	600	17,805
Real estate lease rights	63,114	—	63,114	—
Lease rights	—	52,094	(52,094)	46,025
Other claims	2,508,317	2,333,082	175,234	1,520,981
Call loans	1,276,620	1,396,008	(119,388)	1,496,149
Due from banking account	1,878,376	2,428,889	(550,512)	3,349,983
Cash and due from banks	1,203,330	1,054,442	148,888	904,634

Total assets	104,153,423	101,185,395	2,968,028	90,664,515

Liabilities:
Money trusts	29,017,861	29,699,587	(681,725)	27,464,725
Pension trusts	12,780,390	12,150,927	629,462	12,210,404
Property formation benefit trusts	13,784	14,583	(798)	15,591
Loan trusts	432,844	653,459	(220,615)	719,701
Investment trusts	23,537,078	22,892,430	644,647	23,513,063
Money entrusted other than money trusts	2,971,516	2,946,860	24,655	3,304,251
Securities trusts	1,913,846	1,560,549	353,297	1,384,220
Money claims trusts	12,740,560	11,783,807	956,752	10,545,586
Equipment trusts	42,666	27,027	15,638	33,350
Land and fixtures trusts	115,787	118,056	(2,268)	119,357
Land leases trusts	—	265	(265)	263
Composite trusts	20,587,086	19,337,839	1,249,247	11,353,999
Other trusts	0	0	(0)	0

Total liabilities	104,153,423	101,185,395	2,968,028	90,664,515

7

Mitsubishi UFJ Financial Group, Inc.

5. Business segment information

<For the nine months ended December 31, 2006>

	(in millions of yen)
	Banking	Trust Banking	Securities	Credit card	Other	Total	(Elimination)	Consolidated
Ordinary profit	710,068	192,713	39,918	80,068	436,624	1,459,392	(495,413)	963,979

Notes:

1.	“Ordinary profit” is presented as counterparts of operating profit of companies in other industries.

2.	Starting this fiscal year, “Credit card” segment is separated from “Other”.

3.	“Other” primarily includes leasing businesses.

4.	“Other” also includes 488,899 million yen of dividends received from our consolidated domestic banking subsidiary and consolidated domestic trust banking subsidiary.

5.	As for trust fees of our domestic trust banking subsidiaries, the timing of revenue recognition has been changed starting from this fiscal year.

In the previous fiscal periods, in principle, the fees had been recognized as revenue at the end of calculation period of the trust contracts.

Starting from this fiscal year, in order to more appropriately account for profits and losses on an accrual basis in accordance with the recent improvement of information disclosure system, fees have been recognized as revenue on an accrual basis based on the elapse of calculation period of trust contracts except for trust fees whose calculation methods were not based on calculation period of trust contracts or balance of entrusted assets. This change became available by the development of the calculation system of the subsidiaries in this fiscal year, which made possible to adopt the accrual based accounting of the fees based on calculation period of trust contracts or balance of entrusted assets.

This change results in a 28,537 million yen increase in “Ordinary profit” of “Trust Banking” compared to the previous revenue recognition method.

<For the nine months ended December 31, 2005>

The sum of consolidated results of former Mitsubishi-Tokyo Financial Group, Inc. (from April 2005 to September 2005) and consolidated results of Mitsubishi UFJ Financial Group, Inc. (from October 2005 to December 2005).

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	607,547	126,430	55,313	1,052,062	1,841,354	(1,100,972)	740,382

Notes:

1.	“Ordinary profit” is presented as counterparts of operating profit of companies in other industries.

2.	“Other” primarily includes credit card and leasing businesses.

3.	“Other” also includes 1,010,251 million yen of dividends received from our consolidated domestic banking subsidiary and consolidated domestic trust banking subsidiary.

(Reference)

<For the fiscal year ended March 31, 2006>

The sum of consolidated results of former Mitsubishi-Tokyo Financial Group, Inc. (from April 2005 to September 2005) and consolidated results of Mitsubishi UFJ Financial Group, Inc. (from October 2005 to March 2006 ).

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary profit	825,646	204,781	80,598	1,072,159	2,183,185	(1,105,124)	1,078,061

Notes:

1.	“Ordinary profit” is presented as counterparts of operating profit of companies in other industries.

2.	“Other” primarily includes credit card and leasing businesses.

3.	“Other” also includes 1,010,251 million yen of dividends received from our consolidated domestic banking subsidiary and consolidated domestic trust banking subsidiary.

8

Selected Financial Information

<Consistent with Japanese GAAP>

For the nine months ended December 31, 2006

Mitsubishi UFJ Financial Group, Inc.

[Contents]

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

I. Financial Highlights for the nine months ended December 31, 2006

1. Highlights of Consolidated Statement of Operations

Consolidated gross profit increased compared to the nine months ended December 2005, primarily due to increased fees from investment trust related businesses. But mainly due to costs relating to integration, the increase in expenses was larger than the increase in gross profits.

As a result, consolidated net business profit for the nine months ended December 2006 was ¥1,151.3 billion, a decrease of ¥80.7 billion compared to the previous nine month period.

Consolidated net income was ¥690.5 billion, a decrease of ¥335.8 billion compared to the nine months ended December 2005. This was mainly due to the decline of ¥272.1 billon in the reversal of allowances for loan losses which was accounted for as extraordinary gains.

Highlights of Consolidated Statement of Operations

		(in billions of yen)
		For the nine months ended December 31, 2005 (A)	For the nine months ended December 31, 2006 (B)	(B) - (A)
1	Gross profits before credit costs for trust accounts	2,620.1	2,687.2	67.1
2	Net interest income	1,329.0	1,379.8	50.8
3	Trust fees before credit costs for trust accounts	85.1	113.1	28.0
4	Net fees and commissions	778.0	839.9	61.8
5	Total of net trading profits and net other business income	427.8	354.2	(73.5)
6	Net gains (losses) on debt securities	40.9	6.2	(34.7)
7	General and administrative expenses	1,388.0	1,535.9	147.8
8	Amortization of goodwill	—	6.4	6.4
9	Net business profits before credit costs for trust accounts and provision for general allowance for loan losses	1,232.0	1,151.3	(80.7)
10	Net business profits before provision for general allowance for loan losses, credit costs for trust accounts and amortization of Goodwill	1,232.0	1,157.7	(74.2)
11	Credit costs for trust accounts	(0.9)	(0.0)	0.8
12	Credit related costs	(118.9)	(133.2)	(14.2)
13	Total of net gains (losses) on equity securities and losses on write down of equity securities	54.1	17.9	(36.2)
14	Other non-recurring gains (losses)	(70.7)	(71.9)	(1.2)

15	Ordinary profit	1,095.6	963.9	(131.6)

16	Net extraordinary gains	409.4	186.2	(223.2)
17	Reversal of allowance for loan losses	412.2	140.0	(272.1)
18	Total of income taxes-current and income taxes-deferred	421.3	389.5	(31.8)
19	Minority interests	57.3	70.1	12.8

20	Net income	1,026.4	690.5	(335.8)

21	Total credit costs	292.2	6.7	(285.5)

The financial results of the nine months ended December 31, 2005 represent the aggregated consolidated figures of former Mitsubishi Tokyo Financial Group, Inc. (from April 2005 to September 2005), former UFJ Holdings, Inc. (from April 2005 to September 2005) and Mitsubishi UFJ Financial Group, Inc. (from October 2005 to December 2005).

Mitsubishi UFJ Financial Group, Inc.

2. Highlights of Consolidated Balance Sheet

à	Loans and Deposits

Loans and bills discounted (including trust accounts) was ¥87.3 trillion, an increase of ¥1.3 trillion compared to the end of September 2006. This increase was mainly caused by the rise in loan demand at year-end.

Deposits were ¥116.2 trillion, an increase of ¥0.6 trillion compared to the end of September 2006. This increase was mainly due to the increase in individual deposit accounts.

à	Non-performing loans

Disclosed claims ratio was 1.33%, representing a decline of 0.10 points compared to the end of September 2006. The progress in the disposal of non-performing loans and upgrades of borrowers’ credit ratings resulting from improvements in their business performance contributed to this decline in disclosed claims ratio.

à	Net unrealized gains (losses) on securities

Net unrealized gains (losses) on securities available for sale were ¥3.11 trillion, an increase of ¥0.44 trillion compared to the end of September 2006. This increase was mainly due to the steady performance of equity markets.

à	BIS Risk-Adjusted Capital Ratio (Preliminary)

As of December 31, 2006, the consolidated BIS risk-adjusted capital ratio and the Tier 1 ratio were both maintained at adequate levels of 12.17% and 6.88%, respectively.

Mitsubishi UFJ Financial Group, Inc.

II. Summary Report for the nine months ended December 31, 2006

1. Financial Results

[Mitsubishi UFJ Financial Group, Inc. consolidated]

Note:

The following financial results of the nine months ended December 31, 2005 represent the aggregated consolidated figures of former Mitsubishi Tokyo Financial Group, Inc. (from April 2005 to September 2005), former UFJ Holdings, Inc. (from April 2005 to September 2005) and Mitsubishi UFJ Financial Group, Inc. (from October 2005 to December 2005).

	(in billions of yen)
	For the nine months ended December 31, 2006 (A)	For the nine months ended December 31, 2005 (B)	(A)-(B)
Gross profits	2,687.1	2,619.1	67.9
(Gross profits before credit costs for trust accounts)	2,687.2	2,620.1	67.1
Net interest income	1,379.8	1,329.0	50.8
Trust fees	113.1	84.2	28.8
Credit costs for trust accounts (1)	(0.0)	(0.9)	0.8
Net fees and commissions	839.9	778.0	61.8
Net trading profits	207.9	84.6	123.2
Net other business income	146.3	343.2	(196.8)
Net gains (losses) on debt securities	6.2	40.9	(34.7)
General and administrative expenses	1,535.9	1,388.0	147.8
Amortization of goodwill	6.4	—	6.4
Net business profits before provision for general allowance for loan losses, credit costs for trust accounts and amortization of goodwill	1,157.7	1,232.0	(74.2)
Net business profits before provision for general allowance for loan losses and credit costs for trust accounts	1,151.3	1,232.0	(80.7)
Provision for general allowance for loan losses (2)	—	—	—
Net business profits*	1,151.2	1,231.1	(79.9)
Net non-recurring gains (losses)	(187.2)	(135.5)	(51.7)
Credit related costs (3)	(133.2)	(118.9)	(14.2)
Losses on loan write-offs	(121.1)	(115.3)	(5.7)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(12.0)	(3.6)	(8.4)
Net gains (losses) on equity securities	17.9	54.1	(36.2)
Gains on sales of equity securities	54.0	87.7	(33.6)
Losses on sales of equity securities	(1.6)	(21.8)	20.2
Losses on write down of equity securities	(34.5)	(11.6)	(22.8)
Other non-recurring gains (losses)	(71.9)	(70.7)	(1.2)

Ordinary profit	963.9	1,095.6	(131.6)

Net extraordinary gains	186.2	409.4	(223.2)
Reversal of allowance for loan losses (4)	140.0	412.2	(272.1)
Income before income taxes and others	1,150.2	1,505.1	(354.8)
Income taxes-current	87.6	96.2	(8.5)
Income taxes-deferred	301.8	325.1	(23.2)
Minority interests	70.1	57.3	12.8

Net income	690.5	1,026.4	(335.8)

Note:

*       Net business profits = Non-consolidated net business profits of banking subsidiaries + Gross profits of other consolidated entities - General and administrative expenses of other consolidated entities - Provision for general allowance for loan losses of other consolidated entities - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)	6.7	292.2	(285.5)

Mitsubishi UFJ Financial Group, Inc.

[The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation combined]

Note:

The following financial results for the nine months ended December 31, 2005 represent the aggregated figures of former The Bank of Tokyo-Mitsubishi, Ltd. (from April 2005 to December 2005), former UFJ Bank Limited (from April 2005 to December 2005), former The Mitsubishi Trust and Banking Corporation (from April 2005 to September 2005), former UFJ Trust Bank Limited (from April 2005 to September 2005) and Mitsubishi UFJ Trust and Banking Corporation (from October 2005 to December 2005).

	(in billions of yen)
	For the nine months ended December 31, 2006 (A)	For the nine months ended December 31, 2005 (B)	(A)-(B)
Gross profits	1,718.4	1,874.0	(155.5)
(Gross profits before credit costs for trust accounts)	1,718.5	1,874.9	(156.4)
Net interest income	998.9	1,100.8	(101.8)
Trust fees	82.0	68.2	13.8
Credit costs for trust accounts (1)	(0.0)	(0.9)	0.8
Net fees and commissions	401.3	396.2	5.1
Net trading profits (losses)	104.6	(19.2)	123.9
Net other business income	131.3	328.0	(196.6)
Net gains (losses) on debt securities	6.3	41.4	(35.0)
General and administrative expenses	936.2	898.1	38.0
Net business profits before provision for general allowance for loan losses and credit costs for trust accounts	782.3	976.7	(194.4)
Provision for general allowance for loan losses (2)	—	—	—
Net business profits	782.2	975.8	(193.6)
Net non-recurring gains (losses)	(118.9)	(91.4)	(27.5)
Credit related costs (3)	(89.6)	(98.5)	8.9
Losses on loan write-offs	(73.2)	(93.4)	20.1
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(16.3)	(5.1)	(11.2)
Net gains (losses) on equity securities	3.3	122.9	(119.6)
Gains on sales of equity securities	42.9	158.3	(115.4)
Losses on sales of equity securities	(1.2)	(8.6)	7.3
Losses on write down of equity securities	(38.3)	(26.7)	(11.5)
Other non-recurring gains (losses)	(32.6)	(115.8)	83.1

Ordinary profit	663.2	884.4	(221.1)

Net extraordinary gains	246.1	556.9	(310.7)
Reversal of allowance for loan losses (4)	204.1	499.0	(294.8)
Income before income taxes	909.3	1,441.3	(531.9)
Income taxes-current	13.5	12.4	1.0
Income taxes-deferred	226.1	383.6	(157.5)

Net income	669.7	1,045.1	(375.4)

(Reference)
Total credit costs (1)+(2)+(3)+(4)	114.4	399.5	(285.0)

Mitsubishi UFJ Financial Group, Inc.

[The Bank of Tokyo-Mitsubishi UFJ, Ltd. : Non-consolidated]

Note:

The following financial results for the nine months ended December 31, 2005 represent the aggregated figures of former The Bank of Tokyo-Mitsubishi, Ltd. (from April 2005 to December 2005) and former UFJ Bank Limited (from April 2005 to December 2005).

	(in billions of yen)
	For the nine months ended December 31, 2006 (A)	For the nine months ended December 31, 2005 (B)	(A)-(B)
Gross profits	1,387.9	1,552.0	(164.1)
Net interest income	839.8	959.7	(119.9)
Net fees and commissions	307.7	299.7	7.9
Net trading profits	91.7	(13.7)	105.5
Net other business income	148.5	306.2	(157.6)
Net gains (losses) on debt securities	17.3	26.1	(8.8)
General and administrative expenses	786.4	737.5	48.9
Net business profits before provision for general allowance for loan losses	601.4	814.4	(213.0)
Provision for general allowance for loan losses (1)	—	—	—
Net business profits	601.4	814.4	(213.0)
Net non-recurring gains (losses)	(123.2)	(83.8)	(39.4)
Credit related costs (2)	(99.1)	(70.6)	(28.5)
Losses on loan write-offs	(72.5)	(75.0)	2.4
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(26.5)	4.3	(30.9)
Net gains (losses) on equity securities	2.6	97.3	(94.7)
Gains on sales of equity securities	34.6	127.8	(93.1)
Losses on sales of equity securities	(0.6)	(6.9)	6.2
Losses on write down of equity securities	(31.3)	(23.4)	(7.8)
Other non-recurring gains (losses)	(26.8)	(110.6)	83.7

Ordinary profit	478.1	730.6	(252.4)

Net extraordinary gains	210.0	500.9	(290.9)
Reversal of allowance for loan losses (3)	172.2	445.8	(273.5)
Income before income taxes	688.1	1,231.6	(543.4)
Income taxes-current	13.2	15.3	(2.1)
Income taxes-deferred	180.5	297.0	(116.4)

Net income	494.4	919.2	(424.8)

(Reference)
Total credit costs (1)+(2)+(3)	73.1	375.2	(302.0)

Mitsubishi UFJ Financial Group, Inc.

[Mitsubishi UFJ Trust and Banking Corporation : Non-consolidated]

Note:

The following financial results for the nine months ended December 31, 2005 represent the aggregated figures of former The Mitsubishi Trust and Banking Corporation (from April 2005 to September 2005), former UFJ Trust Bank Limited (from April 2005 to September 2005) and Mitsubishi UFJ Trust and Banking Corporation (from October 2005 to December 2005).

	(in billions of yen)
	For the nine months ended December 31, 2006 (A)	For the nine months ended December 31, 2005 (B)	(A)-(B)
Gross profits	330.4	321.9	8.5
(Gross profits before credit costs for trust accounts)	330.5	322.8	7.6
Net interest income	159.1	141.0	18.0
Trust fees	82.0	68.2	13.8
Credit costs for trust accounts (1)	(0.0)	(0.9)	0.8
Net fees and commissions	93.6	96.4	(2.8)
Net trading profits (losses)	12.9	(5.4)	18.4
Net other business income (expenses)	(17.2)	21.7	(38.9)
Net gains (losses) on debt securities	(10.9)	15.2	(26.1)
General and administrative expenses	149.7	160.5	(10.8)
Net business profits before provision for general allowance for loan losses and credit costs for trust accounts	180.8	162.2	18.5
Provision for general allowance for loan losses (2)	—	—	—
Net business profits	180.7	161.3	19.4
Net non-recurring gains (losses)	4.2	(7.5)	11.8
Credit related costs (3)	9.4	(27.9)	37.4
Losses on loan write-offs	(0.7)	(18.4)	17.7
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	10.2	(9.5)	19.7
Net gains (losses) on equity securities	0.6	25.6	(24.9)
Gains on sales of equity securities	8.2	30.5	(22.3)
Losses on sales of equity securities	(0.5)	(1.7)	1.1
Losses on write down of equity securities	(6.9)	(3.2)	(3.7)

Other non-recurring gains (losses)	(5.8)	(5.2)	(0.6)

Ordinary profit	185.0	153.7	31.2
Net extraordinary gains	36.1	55.9	(19.8)
Reversal of allowance for loan losses (4)	31.9	53.2	(21.3)
Income before income taxes	221.1	209.7	11.4
Income taxes-current	0.3	(2.8)	3.1
Income taxes-deferred	45.5	86.6	(41.1)

Net income	175.2	125.8	49.3

(Reference)
Total credit costs (1)+(2)+(3)+(4)	41.3	24.3	16.9

Mitsubishi UFJ Financial Group, Inc.

2. Non-performing Loans Based on the Financial Reconstruction Law

[BTMU and MUTB combined, including Trust accounts]

Note:

The following non-performing loans as of December 31, 2006 and March 31, 2006 represent the aggregated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation and those as of December 31, 2005 represent the aggregated figures of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and Mitsubishi UFJ Trust and Banking Corporation.

	(in billions of yen)
	As of December 31, 2006	As of December 31, 2005	As of March 31, 2006 (Reference)
Bankrupt and De facto Bankrupt	122.1	177.6	152.3
Doubtful	455.2	1,141.2	749.4
Special Attention	619.9	905.5	924.1

Total Non Performing Loans (A)	1,197.4	2,224.4	1,825.9

Total Loans (B)	89,682.0	92,140.0	88,098.2

Non-performing Loans Ratio (A) / (B)	1.33%	2.41%	2.07%

[The Bank of Tokyo-Mitsubishi UFJ, Ltd.: Banking accounts, Non-Consolidated]

Note:

The following non-performing loans as of December 31, 2005 represent the aggregated figures of former The Bank of Tokyo-Mitsubishi, Ltd. and former UFJ Bank Limited.

	(in billions of yen)
	As of December 31, 2006	As of December 31, 2005	As of March 31, 2006 (Reference)
Bankrupt and De facto Bankrupt	111.3	147.9	128.9
Doubtful	417.9	996.4	683.0
Special Attention	514.9	772.5	800.8

Total Non Performing Loans (A)	1,044.2	1,916.9	1,612.8

Total Loans (B)	79,374.4	80,640.3	77,264.6

Non-performing Loans Ratio (A) / (B)	1.31%	2.37%	2.08%

[Mitsubishi UFJ Trust and Banking Corporation : Banking accounts, Non-Consolidated]

	(in billions of yen)
	As of December 31, 2006	As of December 31, 2005	As of March 31, 2006 (Reference)
Bankrupt and De facto Bankrupt	10.6	29.5	23.2
Doubtful	37.0	144.4	66.0
Special Attention	103.9	132.0	122.3

Total Non Performing Loans (A)	151.6	306.0	211.7

Total Loans (B)	10,133.5	11,287.7	10,644.2

Non-performing Loans Ratio (A) / (B)	1.49%	2.71%	1.98%

[Mitsubishi UFJ Trust and Banking Corporation : Trust accounts]

	(in billions of yen)
	As of December 31, 2006	As of December 31, 2005	As of March 31, 2006 (Reference)
Bankrupt and De facto Bankrupt	0.2	0.1	0.1
Doubtful	0.3	0.3	0.2
Special Attention	0.9	0.9	0.9

Total Non Performing Loans (A)	1.4	1.4	1.3

Total Loans (B)	174.0	211.9	189.4

Non-performing Loans Ratio (A) / (B)	0.84%	0.68%	0.71%

Note:

The above figures are classified by the claims category under Article 4 of “Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems”. The results of the self-assessment as of December 31, 2006 and as of December 31, 2005 are reflected in the figures for each fiscal period, except with respect to assets which are not material.

Mitsubishi UFJ Financial Group, Inc.

3. Risk-Adjusted Capital Ratio Based on the BIS Standards

[Mitsubishi UFJ Financial Group, Inc. consolidated]	(in billions of yen except percentages)
	As of December 31, 2006 (Preliminary basis)	As of March 31, 2006 (Reference)
(1) Risk-adjusted capital ratio	12.17%	12.20%
Risk-adjusted Tier 1 capital ratio	6.88%	6.80%
(2) Tier 1 capital	7,911.1	7,501.6
(3) Qualified Tier 2 capital	6,384.7	6,293.7
i) The amount of unrealized gains on investment securities	1,412.4	1,343.1
ii) The amount of land revaluation excess	160.9	162.1
iii) Subordinated debt	3,939.7	3,786.6
(4) Qualified Tier 3 capital	—	—
(5) Deductions from total qualified capital	310.3	334.9
(6) Total qualified capital (2)+(3)+(4)-(5)	13,985.5	13,460.3
(7) Risk-adjusted assets	114,877.0	110,292.6

4. Return on Equity

[Mitsubishi UFJ Financial Group, Inc. consolidated]
	(%)
	For the Nine months ended December 31, 2006	For the Fiscal year ended March 31, 2006 (Reference)
ROE *	15.92	16.58

Note: * ROE is computed as follows:

[For the nine months ended December 31, 2006]

(Net income for the nine months × 4 ÷3) - Equivalent of annual dividends on nonconvertible preferred stock	× 100

{(Shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stock at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Shareholders’ equity at the end of the period - Number of nonconvertible preferred stock at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

[For the fiscal year ended March 31, 2006]

Net income - Dividends on nonconvertible preferred stock	× 100

{(Shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stock at the beginning of the period × Issue price - Land revaluation excess at the beginning of the period - Unrealized gains (losses) on securities available for sale at the beginning of the period) + (Shareholders’ equity at the end of the period - Number of nonconvertible preferred stock at the end of the period × Issue price - Land revaluation excess at the end of the period - Unrealized gains (losses) on securities available for sale at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Fair Value Information on Investment Securities

[Mitsubishi UFJ Financial Group, Inc. consolidated]

Following tables include:

“Investment securities”, Negotiable certificates of deposits in “Cash and due from banks”, Beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable debt securities being held to maturity	3,299.2	(3.4)	6.4	9.9

	(in billions of yen)
	As of December 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable securities available for sale	43,375.3	3,116.7	3,484.9	368.2
Equity securities	7,473.0	3,009.9	3,126.9	116.9
Bonds	22,922.4	(111.0)	8.8	119.9
Other	12,979.8	217.8	349.1	131.3

	(in billions of yen)
	As of December 31, 2005
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable debt securities being held to maturity	2,560.3	9.7	12.2	2.4

	(in billions of yen)
	As of December 31, 2005
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable securities available for sale	45,888.7	2,653.9	2,835.3	181.3
Equity securities	6,923.9	2,498.0	2,505.4	7.3
Bonds	26,955.7	(38.4)	23.3	61.8
Other	12,009.0	194.3	306.5	112.1
(Reference)
	(in billions of yen)
	As of March 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable debt securities being held to maturity	2,808.6	(14.5)	3.6	18.2

	(in billions of yen)
	As of March 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable securities available for sale	42,663.8	2,953.2	3,339.7	386.4
Equity securities	7,466.1	2,980.8	2,996.1	15.2
Bonds	25,411.6	(210.1)	7.2	217.4
Other	9,785.9	182.5	336.3	153.7

Mitsubishi UFJ Financial Group, Inc.

[The Bank of Tokyo-Mitsubishi UFJ, Ltd. : Non-consolidated]

Following tables include:

“Investment securities”, Negotiable certificates of deposits in “Cash and due from banks”, Beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

The amounts presented as of December 31, 2005 are amounts from The Bank of Tokyo-Mitsubishi, Ltd.

	(in billions of yen)
	As of December 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable debt securities being held to maturity	2,359.4	(7.2)	0.0	7.2

	(in billions of yen)
	As of December 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable stocks of subsidiaries and affiliated companies	501.5	628.3	631.3	2.9

	(in billions of yen)
	As of December 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable securities available for sale	35,624.8	2,168.4	2,478.1	309.6
Equity securities	5,925.6	2,052.1	2,165.0	112.8
Bonds	20,097.4	(106.0)	5.2	111.3
Other	9,601.7	222.3	307.7	85.4

	(in billions of yen)
	As of December 31, 2005
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable debt securities being held to maturity	2,313.7	5.6	6.3	0.7

	(in billions of yen)
	As of December 31, 2005
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable stocks of subsidiaries and affiliated companies	196.2	551.1	551.1	—

	(in billions of yen)
	As of December 31, 2005
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable securities available for sale	23,916.3	1,698.1	1,816.8	118.6
Equity securities	3,433.9	1,620.8	1,634.7	13.9
Bonds	14,662.8	(38.5)	8.5	47.0
Other	5,819.5	115.8	173.4	57.6

(Reference)
	(in billions of yen)
	As of March 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable debt securities being held to maturity	2,369.3	(13.1)	0.0	13.1

	(in billions of yen)
	As of March 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable stocks of subsidiaries and affiliated companies	504.0	1,280.4	1,280.4	—

	(in billions of yen)
	As of March 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable securities available for sale	35,542.1	1,988.1	2,303.3	315.1
Equity securities	5,879.4	2,001.5	2,026.1	24.5
Bonds	22,853.9	(182.7)	4.1	186.9
Other	6,808.6	169.3	273.0	103.6

Mitsubishi UFJ Financial Group, Inc.

[Mitsubishi UFJ Trust and Banking Corporation : Non-consolidated]

Following tables include:

“Investment securities”, Beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable debt securities being held to maturity	812.7	5.2	5.2	0.0

	(in billions of yen)
	As of December 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable securities available for sale	5,921.3	612.1	650.2	38.1
Equity securities	1,452.3	593.0	616.0	22.9
Bonds	2,416.0	(0.9)	3.7	4.6
Other	2,052.8	20.0	30.5	10.5

	(in billions of yen)
	As of December 31, 2005
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable debt securities being held to maturity	118.4	3.7	3.7	—

	(in billions of yen)
	As of December 31, 2005
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable securities available for sale	5,288.4	579.9	605.1	25.2
Equity securities	1,406.6	537.9	544.2	6.3
Bonds	2,124.4	(3.8)	8.8	12.6
Other	1,757.3	45.8	52.0	6.1
(Reference)
	(in billions of yen)
	As of March 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable debt securities being held to maturity	314.2	0.3	1.9	1.6

	(in billions of yen)
	As of March 31, 2006
	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Marketable securities available for sale	5,295.4	635.0	679.2	44.1
Equity securities	1,483.8	615.1	619.5	4.3
Bonds	2,091.5	(22.7)	3.9	26.6
Other	1,720.0	42.6	55.7	13.0

Mitsubishi UFJ Financial Group, Inc.

6. Deferred Gains (Losses) with Derivatives

[Mitsubishi UFJ Financial Group, Inc. consolidated]

	(in billions of yen)
	As of December 31, 2006
	Deferred gains (A)	Deferred losses (B)	Net deferred gains (losses) (A) - (B)
Interest rate futures	5.4	9.4	(4.0)
Interest rate swaps	227.2	346.8	(119.6)
Currency swaps	222.2	216.7	5.4
Other interest rate-related transactions	—	0.3	(0.3)
Other	—	—	—

Total	454.8	573.4	(118.6)

Notes:

1.	Deferred gains (losses) which are accounted for on an accrual basis based on “Accounting standards for financial instruments” are not included in the above table.

2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

	(in billions of yen)
	As of December 31, 2005
	Deferred gains (A)	Deferred losses (B)	Net deferred gains (losses) (A) - (B)
Interest rate futures	5.7	9.4	(3.7)
Interest rate swaps	230.9	255.8	(24.9)
Currency swaps	49.1	52.5	(3.3)
Other interest rate-related transactions	1.0	0.9	0.1
Other	1.0	2.8	(1.8)

Total	287.8	321.6	(33.7)

Notes:

1.	Deferred gains (losses) which are accounted for on an accrual basis based on “Accounting standards for financial instruments” are not included in the above table.

2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

(Reference)

	(in billions of yen)
	As of March 31, 2006
	Deferred gains (A)	Deferred losses (B)	Net deferred gains (losses) (A) - (B)
Interest rate futures	5.0	12.1	(7.0)
Interest rate swaps	224.1	435.7	(211.5)
Currency swaps	46.7	43.3	3.3
Other interest rate-related transactions	0.2	0.5	(0.2)
Other	5.8	0.6	5.2

Total	282.0	492.4	(210.3)

Notes:

1.	Deferred gains (losses) which are accounted for on an accrual basis based on “Accounting standards for financial instruments” are not included in the above table.

2.	Deferred gains (losses) attributable to the macro hedge accounting are included in the above table.

Mitsubishi UFJ Financial Group, Inc.

Notes:

The following “BTMU and MUTB combined” results as of December 31, 2006 and March 31, 2006 shown in sections 7 to 10 below represent the aggregated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation and those as of December 31, 2005 represent the aggregated figures of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and Mitsubishi UFJ Trust and Banking Corporation.

7. Loans and Deposits [ BTMU and MUTB combined ]

	(in billions of yen)
	As of December 31, 2006	As of December 31, 2005	As of March 31, 2006 (Reference)
Deposits (ending balance)	109,885.4	112,367.5	112,981.8
Deposits (average balance)	110,124.4	112,635.5	112,352.6
Loans (ending balance)	80,639.5	81,541.2	79,978.5
Loans (average balance)	79,923.1	80,388.7	80,382.3

Note:	The average balances as of December 31, 2005 and March 31, 2006 include the figures of former UFJ Bank Limited and former UFJ Trust Bank Limited.

8. Domestic Deposits [ BTMU and MUTB combined ]

	(in billions of yen)
	As of December 31, 2006	As of December 31, 2005	As of March 31, 2006 (Reference)
Individuals	61,112.0	61,250.4	60,217.8
Corporations and other	38,275.6	40,548.4	42,719.4
Domestic deposits	99,387.6	101,798.8	102,937.2

Note:	Amounts do not include negotiable certificates of deposits and Japan Off-shore market accounts.

9. Domestic Consumer Loans

[ BTMU and MUTB combined : Banking accounts ]

	(in billions of yen)
	As of December 31, 2006	As of December 31, 2005	As of March 31, 2006 (Reference)
Total domestic consumer loans	18,450.7	19,918.9	19,438.1
Residential mortgages	17,268.0	18,560.9	18,145.7
Other	1,182.7	1,357.9	1,292.4

[Mitsubishi UFJ Trust and Banking Corporation : Trust accounts]
	(in billions of yen)
	As of December 31, 2006	As of December 31, 2005	As of March 31, 2006 (Reference)
Total domestic consumer loans	94.1	102.3	100.5
Residential mortgages	92.8	100.7	98.9
Other	1.2	1.6	1.5

10. Domestic Loans to Small and Medium-sized Companies

[ BTMU and MUTB combined : Banking accounts ]
	(in billions of yen)
	As of December 31, 2006	As of December 31, 2005	As of March 31, 2006 (Reference)
Domestic loans to small and medium-sized companies	44,243.6	44,765.5	44,652.9
Percentage to total domestic loans	62.61%	60.81%	62.56%

Note:	The amount for December 31, 2006 and March 31, 2006 do not include loans to Mitsubishi UFJ Financial Group, Inc.

The amount for December 31, 2005 includes ¥276.9 billion of loans to Mitsubishi UFJ Financial Group, Inc. made by former UFJ Bank Limited.

[Mitsubishi UFJ Trust and Banking Corporation : Trust accounts]
	(in billions of yen)
	As of December 31, 2006	As of December 31, 2005	As of March 31, 2006 (Reference)
Domestic loans to small and medium-sized companies	272.6	278.8	280.7
Percentage to total domestic loans	82.03%	74.44%	80.21%

Mitsubishi UFJ Financial Group, Inc.

11. Status of Deferred Tax Assets

Tax Effects of the Items Comprising Net Deferred Tax Assets [ BTMU and MUTB combined ]

	(in billions of yen)
	As of December 31, 2006	Changes from March 31, 2006
Deferred tax assets	1,832.6	(194.3)
Allowance for loan losses	472.0	(123.9)
Write-down on investment securities	380.3	(43.5)
Net operating loss carryforwards	1,120.5	(199.5)
Reserve for employees’ retirement benefits	99.8	(17.1)
Other	480.8	86.5
(-)Valuation allowance	720.8	(103.2)
Deferred tax liabilities	1,481.4	47.1
Gains on placing trust for retirement benefits	48.6	1.4
Unrealized gains on securities available for sale	1,135.3	63.1
Other	297.4	(17.4)
Net deferred tax assets	351.2	(241.5)

Ratio of Tier 1 capital to Net deferred tax assets [Mitsubishi UFJ Financial Group, Inc. consolidated]

	(in billions of yen except percentages)
	As of December 31, 2006	Changes from March 31, 2006
Net deferred tax assets	311.6	(311.5)
Percent of Tier 1 Capital	3.9%	(4.3)%